

February 24, 2023

Kevin Rhodes
Chief Financial Officer
Duck Creek Technologies, Inc.
22 Boston Wharf Road, Floor 10
Boston, MA

   Re: Duck Creek Technologies, Inc.
     Form 10-K for the fiscal year ended August 31, 2022
     Filed October 28, 2022
     File No. 001-39449

Dear Kevin Rhodes:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Michael J. Zeidel